FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 3, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Presentation of information
In the balance sheet, all assets of disposal groups are presented as a single line. In the risk and balance sheet management section and Appendix 3 Risk management supplement, balances and exposures relating to disposal groups are included within risk measures for all periods presented.

Capital management

Capital ratios

Current rules
The Group's capital, risk-weighted assets (RWAs) and risk asset ratios, calculated in accordance with Prudential Regulation Authority (PRA) definitions, are set out below.

	31 March 2013	31 December 2012
Capital	£bn	£bn

Core Tier 1	48.2	47.3
Tier 1	57.5	57.1
Total	69.0	66.8

RWAs by risk

Credit risk
- non-counterparty	320.8	323.2
- counterparty	44.4	48.0
Market risk	38.8	42.6
Operational risk	41.8	45.8

	445.8	459.6

Risk asset ratios	%	%

Core Tier 1	10.8	10.3
Tier 1	12.9	12.4
Total	15.5	14.5

Capital Requirements Directive (CRD) IV

Fully loaded CRD IV estimates (1)	31 March 2013	31 December 2012

Common Equity Tier 1 capital	£39.9bn	£38.1bn
RWAs	£487.2bn	£494.6bn
Common Equity Tier 1 capital ratio	8.2%	7.7%

Note:

(1)	Calculated on the same basis as disclosed on page 162 of the Group's 2012 annual results announcement.

Key points

•
Core Tier 1 capital ratios, under current rules and fully loaded CRD IV, improved by 50 basis points to 10.8% and 8.2% respectively. This reflected attributable profit, the favourable impact of currency movements in the capital base as well as reduction in RWAs, the latter despite the impact of additional commercial real estate slotting of £2.8 billion. The weakening of sterling however caused non-sterling RWAs to increase.

•	The RWA decreases were primarily in Markets (£12.8 billion), reflecting continued focus on risk reduction and a fall in operational risk, and Non-Core (£5.8 billion) due to disposals and run-offs.

Risk and balance sheet management (continued)

Capital management (continued)

Capital resources

Components of capital (Basel 2.5)
The Group's regulatory capital resources in accordance with PRA definitions were as follows:

	31 March 2013	31 December 2012
	£m	£m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity per balance sheet	70,633	68,678
Preference shares - equity	(4,313)	(4,313)
Other equity instruments	(979)	(979)
	65,341	63,386

Non-controlling interests
Non-controlling interests per balance sheet	532	1,770
Other adjustments to non-controlling interests for regulatory purposes	-	(1,367)
	532	403

Regulatory adjustments and deductions
Own credit	541	691
Defined pension benefit adjustment (1)	592	913
Unrealised losses on available-for-sale (AFS) debt securities	92	410
Unrealised gains on AFS equity shares	(82)	(63)
Cash flow hedging reserve	(1,635)	(1,666)
Other adjustments for regulatory purposes	(202)	(198)
Goodwill and other intangible assets	(13,928)	(13,545)
50% excess of expected losses over impairment provisions (net of tax)	(1,847)	(1,904)
50% of securitisation positions	(1,159)	(1,107)
	(17,628)	(16,469)

Core Tier 1 capital	48,245	47,320

Other Tier 1 capital
Preference shares - equity	4,313	4,313
Preference shares - debt	1,113	1,054
Innovative/hybrid Tier 1 securities	4,410	4,125
	9,836	9,492

Tier 1 deductions
50% of material holdings (2)	(1,182)	(295)
Tax on excess of expected losses over impairment provisions	560	618
	(622)	323

Total Tier 1 capital	57,459	57,135

Risk and balance sheet management (continued)

Capital management: Capital resources: Components of capital (Basel 2.5) (continued)

	31 March 2013	31 December 2012
	£m	£m

Qualifying Tier 2 capital
Undated subordinated debt	2,197	2,194
Dated subordinated debt - net of amortisation	13,907	13,420
Unrealised gains on AFS equity shares	82	63
Collectively assessed impairment provisions	417	399
	16,603	16,076

Tier 2 deductions
50% of securitisation positions	(1,159)	(1,107)
50% excess of expected losses over impairment provisions	(2,407)	(2,522)
50% of material holdings (2)	(1,182)	(295)
	(4,748)	(3,924)

Total Tier 2 capital	11,855	12,152

Supervisory deductions
Unconsolidated investments
- Direct Line Group (2)	-	(2,081)
- Other investments	(39)	(162)
Other deductions	(232)	(244)

	(271)	(2,487)

Total regulatory capital	69,043	66,800

Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the quarter.

	Core Tier 1	Other Tier 1	Tier 2	Supervisory deductions	Total
	£m	£m	£m	£m	£m

At 1 January 2013	47,320	9,815	12,152	(2,487)	66,800
Attributable profit net of movements in fair value of own credit	243	-	-	-	243
Ordinary shares issued	131	-	-	-	131
Employee share schemes share capital and reserve	(40)	-	-	-	(40)
Foreign exchange reserve	1,164	-	-	-	1,164
Foreign exchange movements	-	268	974	-	1,242
Increase in non-controlling interests	129	-	-	-	129
Decrease/(increase) in capital deductions (2)	5	(945)	(824)	2,081	317
Increase in goodwill and intangibles	(383)	-	-	-	(383)
Defined pension fund (1)	(321)	-	-	-	(321)
Dated subordinated debt maturities	-	-	(150)	-	(150)
Other movements	(3)	76	(297)	135	(89)

At 31 March 2013	48,245	9,214	11,855	(271)	69,043

Notes:

(1)	The movement in defined pension fund was caused by a contribution to the Main Scheme in the quarter.
(2)	From 1 January 2013 investments in insurance subsidiaries are deducted 50% from Tier 1 and 50% from Tier 2.

Risk and balance sheet management (continued)

Liquidity, funding and related risks
Liquidity risk is highly dependent on characteristics such as the maturity profile and composition of the Group's assets and liabilities, the quality and marketable value of its liquidity buffer and broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Overview

●
The Group continued to exceed its medium-term targets on short-term wholesale funding (STWF)(1). STWF at £43.0 billion was 5% of the funded balance sheet and was covered 3.7 times by the liquidity portfolio of £157.6 billion.

●	STWF increased marginally from the year end reflecting maturity migration of medium-term notes and some small increases in commercial paper and certificates of deposit.

●	Total wholesale funding(1) decreased from £150.4 billion to £147.2 billion.

●	The Group liquidity portfolio increased by £10.4 billion (from £147.2 billion to £157.6 billion) mainly in cash at central banks (£7.1 billion) and government bonds (£2.3 billion).

●	The Group's loan:deposit ratio improved to 99% with the funding surplus increasing by £2.7 billion mainly in the Retail & Commercial divisions.

●
Liquidity metrics generally strengthened during the quarter reflecting balance sheet restructuring. The stressed outflow coverage improved and was 1.3 times the worst stress scenario under the PRA regime. The liquidity coverage ratio, based on the Group's interpretation of draft guidance, was maintained above 100% and the net stable funding ratio improved marginally to 119% from 117% at the year end.

●	During the quarter the Group successfully completed a public liability management exercise on £2 billion of senior unsecured debt as part of its on-going balance sheet management.

 Note:
(1)	Excludes derivative collateral.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Funding sources
Summary
The table below shows the Group's principal funding sources excluding repurchase agreements.

	31 March 2013			31 December 2012
	Less than 1 year	More than 1 year	Total	Less than 1 year	More than 1 year	Total
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	27,903	-	27,903	28,585	-	28,585
other deposits	17,231	9,402	26,633	18,938	9,551	28,489

	45,134	9,402	54,536	47,523	9,551	57,074

Debt securities in issue
other commercial paper	3,068	-	3,068	2,873	-	2,873
certificates of deposit	3,119	315	3,434	2,605	391	2,996
medium-term notes	15,574	48,464	64,038	13,019	53,584	66,603
covered bonds	1,082	9,281	10,363	1,038	9,101	10,139
securitisations	809	11,028	11,837	761	11,220	11,981

	23,652	69,088	92,740	20,296	74,296	94,592
Subordinated liabilities	2,081	25,707	27,788	2,351	24,951	27,302

Notes issued	25,733	94,795	120,528	22,647	99,247	121,894

Wholesale funding	70,867	104,197	175,064	70,170	108,798	178,968

Customer deposits
cash collateral	8,290	-	8,290	7,949	-	7,949
other deposits	406,713	23,234	429,947	400,012	26,031	426,043

Total customer deposits	415,003	23,234	438,237	407,961	26,031	433,992

Total funding	485,870	127,431	613,301	478,131	134,829	612,960

The table below shows the Group's wholesale funding by source.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans (3)	Net inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 March 2013	43.0	70.9	147.2	175.1	26.6	(18.7)	7.9
31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2
30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3
31 March 2012	79.7	109.1	204.9	234.3	36.4	(19.7)	16.7

Notes:

(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative collateral.
(3)	Primarily short-term balances.

Risk and balance sheet management (continued)

Liquidity, funding and related risks (continued)

Liquidity portfolio
The table below analyses the Group's liquidity portfolio by product and by liquidity value. Liquidity value is lower than carrying value principally as it is stated after the discounts applied by the Bank of England and other central banks to loans, within secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end		Average
	31 March 2013	31 December 2012	Q1 2013	Q4 2012
31 March 2013	£m	£m	£m	£m

Cash and balances at central banks	77,238	70,109	78,292	74,794
Central and local government bonds	23,004	20,691	19,419	24,618
Treasury bills	750	750	750	750

Primary liquidity	100,992	91,550	98,461	100,162
Secondary liquidity (1)	56,578	55,619	56,245	50,901

Total liquidity portfolio	157,570	147,169	154,706	151,063

Balance sheet carrying value	199,062	187,942

Note:

(1)	Includes assets eligible for discounting at the Bank of England and other central banks.

Basel III liquidity ratios and other metrics

	31 March 2013	31 December 2012
	%	%

Stressed outflow coverage (1)	134	128
Liquidity coverage ratio (2)	>100	>100
Net stable funding ratio (2)	119	117

Notes:

(1)
The Group's liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios as envisaged under the PRA regime. Liquidity risk is expressed as a surplus of liquid assets over three months' stressed outflows under the worst of a market-wide stress, an idiosyncratic stress and a combination of both.

(2)
Pending the finalisation of the definitions, the Group monitors the LCR and the net stable funding ratio in its internal reporting framework based on its interpretation and expectation of the final rules. At present there is a broad range of interpretations on how to calculate these ratios due to the lack of a commonly agreed market standard. There are also inconsistencies between the current regulatory approach of the PRA and that being proposed in the LCR with respect to the treatment of unencumbered assets that could be pledged with central banks via a discount window facility. This makes meaningful comparisons between institutions difficult.

Risk and balance sheet management (continued)

Credit risk: Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division. For a description of the Group's early problem debt identification and problem debt management refer to pages 172 to 180 of the Group's 2012 Annual Report and Accounts.

					Credit metrics		Quarter ended
	Gross loans to		REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL
							Impairment charge	Amounts written-off
	Banks	Customers
31 March 2013	£m	£m	£m	£m	%	%	£m	£m

UK Retail	876	113,219	4,428	2,558	3.9	58	80	142
UK Corporate	827	106,847	5,329	2,387	5.0	45	185	228
Wealth	1,512	17,204	259	112	1.5	43	5	1
International Banking	5,800	42,608	642	384	1.5	60	55	62
Ulster Bank	651	33,100	7,952	4,226	24.0	53	240	27
US Retail & Commercial	115	53,840	1,263	284	2.3	22	19	69

Retail & Commercial	9,781	366,818	19,873	9,951	5.4	50	584	529
Markets	20,293	32,015	412	314	1.3	76	15	-
Other	3,781	3,049	1	1	-	100	-	-

Core	33,855	401,882	20,286	10,266	5.0	51	599	529
Non-Core	394	52,923	20,756	11,240	39.2	54	437	627

Group	34,249	454,805	41,042	21,506	9.0	52	1,036	1,156

31 December 2012

UK Retail	695	113,599	4,569	2,629	4.0	58	93	127
UK Corporate	746	107,025	5,452	2,432	5.1	45	232	125
Wealth	1,545	17,074	248	109	1.5	44	16	4
International Banking	4,827	42,342	422	391	1.0	93	37	225
Ulster Bank	632	32,652	7,533	3,910	23.1	52	318	28
US Retail & Commercial	435	51,271	1,146	285	2.2	25	19	93

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	715	602
Markets	16,805	29,787	396	305	1.3	77	13	86
Other	5,232	3,006	-	1	-	nm	1	-

Core	30,917	396,756	19,766	10,062	5.0	51	729	688
Non-Core	477	56,343	21,374	11,200	37.9	52	673	733

Group	31,394	453,099	41,140	21,262	9.1	52	1,402	1,421

nm = not meaningful

Key points

•
REIL at £41.0 billion remained broadly unchanged with a decrease of £0.6 billion in Non-Core being partially offset by the continued increase in Ulster Bank mortgage portfolios as the economic conditions remain challenging. Excluding the impact of foreign currency movements (£0.9 billion), REIL decreased by £1.0 billion.

•	Provision coverage remained in line with the year end at 52% while REIL as a percentage of total loans decreased marginally from 9.1% to 9.0%.
•	The impairment charge of £1,036 million was 26% or £366 million lower than Q4 2012 with reductions in both Core (£130 million) and Non-Core (£236 million).
•
The economic outlook in Ireland appears to be stabilising, though uncertainty remains. While trends are showing improvement, Ulster Bank's REIL remained elevated; REIL as a percentage of loans increased marginally to 24.0%, though provision coverage increased to 53%.

Additional analyses of loan and related credit metrics are included in Appendix 3.

Risk and balance sheet management (continued)

Credit risk: (continued)

Debt securities
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS (1)
	UK	US	Other
31 March 2013	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	8,109	16,259	25,823	1,940	24,801	2,233	79,165	20,507
Designated as at fair value	-	-	134	2	523	15	674	521
Available-for-sale (AFS)	8,273	19,097	13,313	7,124	21,518	215	69,540	29,417
Loans and receivables	5	-	-	151	3,499	247	3,902	3,413

Long positions	16,387	35,356	39,270	9,217	50,341	2,710	153,281	53,858

Of which US agencies	-	6,377	-	-	22,478	-	28,855	26,201

Short positions (HFT)	(2,480)	(11,788)	(11,222)	(1,121)	(1,622)	(1,149)	(29,382)	(59)

Available-for-sale
Gross unrealised gains	913	986	991	69	674	7	3,640	761
Gross unrealised losses	-	(30)	(10)	(310)	(1,169)	(4)	(1,523)	(1,508)

31 December 2012

Held-for-trading	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	-	-	123	86	610	54	873	516
Available-for-sale	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	-	-	365	3,728	390	4,488	3,707

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	-	5,380	-	-	21,566	-	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

Note:

(1)	Asset-backed securities.

Key points

•
HFT: decreases in other government bonds, due to maturities and sales of Japanese securities, were partially offset by an increase in German bonds. Increases in other financial institutions relates to increase in US agency securities.

•
AFS: The reduction primarily relates to debt securities of £7.2 billion in Direct Line Group at 31 December 2012, not included at 31 March 2013 as Direct Line Group is an associated undertaking with effect from 13 March 2013 as the Group has ceded control.

Refer to Appendix 3 for an analysis of AFS reserves.

Risk and balance sheet management (continued)

Credit risk (continued)

Derivatives
The table below analyses the fair value of the Group's derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group's balance sheet under IFRS.

	31 March 2013			31 December 2012
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	37,732	343,225	330,560	33,483	363,454	345,565
Exchange rate	5,830	73,293	80,414	4,698	63,067	70,481
Credit	567	11,445	10,639	553	11,005	10,353
Other (3)	123	4,474	8,270	111	4,392	7,941

		432,437	429,883		441,918	434,340
Counterparty mtm netting		(366,419)	(366,419)		(373,906)	(373,906)
Cash collateral		(33,340)	(29,039)		(34,099)	(24,633)
Securities collateral		(5,564)	(7,063)		(5,616)	(8,264)

		27,114	27,362		28,297	27,537

Notes:

(1)
Exchange traded contracts were £2,268 billion (31 December 2012 - £2,497 billion), principally interest rate. Trades are generally closed out daily hence carrying values were insignificant (assets - £32 million; liabilities - £273 million).

(2)
Interest rate notional includes £20,747 billion (31 December 2012 - £15,864 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are netted.

(3)	Comprises equity and commodity derivatives.

Key points

•
Net exposure, after taking account of position and collateral netting arrangements, decreased by 4% (liabilities decreased by 1%) due to lower derivative fair values, driven by market movements and increased use of trade compression cycles.

•
Interest rate contracts decreased due to downward shifts in interest rate yields and increased use of trade compression cycles reflecting a greater number of market participants and hence trade-matching. This was partially offset by higher trade volumes and exchange rate movements.

•	The impact of exchange rate movements and higher trade volumes resulted in an increase in exchange rate contracts.

•
The increase in credit derivatives reflected exchange rate movements and widening of credit spreads in Europe due to the uncertain economic environment. This was partially offset by increased use of trade compression cycles and tightening of US credit spreads.

Risk and balance sheet management (continued)

Market risk

Value-at-risk (VaR)
For a description of the Group's basis of measurement and methodologies, refer to pages 243 to 247 of the Group's 2012 Annual Report and Accounts.

		Quarter ended
	31 March 2013				31 December 2012				31 March 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	47.7	38.9	78.2	35.4	59.1	75.6	82.1	40.8	73.8	68.3	95.7	51.2
Credit spread	76.3	70.8	86.8	69.8	68.7	74.1	76.9	57.2	84.2	88.5	94.9	72.6
Currency	10.5	13.0	20.6	4.6	7.1	7.6	11.6	2.6	12.5	11.1	21.3	8.2
Equity	6.8	8.5	11.6	4.2	5.3	3.9	9.2	1.7	7.5	6.3	12.5	4.7
Commodity	1.5	2.6	3.7	0.9	2.2	1.5	3.5	1.3	2.5	1.3	6.0	1.0
Diversification (1)		(40.1)				(55.4)				(69.0)

Total	106.9	93.7	118.8	88.4	92.4	107.3	113.4	72.3	116.6	106.5	137.0	97.2

Core	89.8	77.3	104.6	74.7	75.8	88.1	94.6	58.4	82.8	74.5	118.0	63.6
Non-Core	22.0	20.3	24.9	18.1	23.4	22.8	25.7	22.0	38.7	39.3	41.9	34.2

CEM (2)	76.3	62.2	85.4	61.0	80.8	84.9	86.0	71.7	79.1	78.5	84.2	73.3

Total (excluding CEM)	51.1	45.0	60.4	41.2	49.3	57.6	61.1	33.2	53.5	56.6	76.4	41.0

Notes:

(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

(2)	Counterparty exposure management.

Risk and balance sheet management (continued)

Market risk (continued)

Value-at-risk (VaR) (continued)

Key points

•	The Group's interest rate VaR was lower in Q1 2013 than in both Q4 2012 and Q1 2012 reflecting continued de-risking by a number of Markets businesses.

•	The average credit spread VaR was slightly higher than in Q4 2012, as Markets Delta business repositioned its exposure to European periphery countries.

•	The period end and average currency VaR were higher in Q1 2013 than in Q4 2012, reflecting a reduction in downside protection in Markets currencies business during February.

•
In March 2013, CEM made improvements to how certain valuation adjustments are captured in VaR. This resulted in lower VaR in Q1 2013. The impact on the Group's Total, Core and Non-Core VaR was less significant.

Non-trading VaR
The average VaR for the Group's non-trading portfolio predominantly comprising available-for-sale portfolios in Markets, Non-Core and International Banking, was £8.9 million (Q4 2012 - £ 9.4 million; Q1 2012 - £15.7 million). The period end VaR increased from £9.5 million at Q4 2012 to £13.6 million as a result of changes to the call assumptions on certain Dutch RMBS, which caused their weighted average life to extend.

Other portfolios
The Structured Credit Portfolio in Non-Core is measured on a notional and fair value basis due to its illiquid nature. Notional and fair value decreased to £1.6 billion and £1.2 billion respectively (31 December 2012 - £2.0 billion and £1.5 billion) reflecting the sale of underlying assets from CDO collateral pools and legacy conduits. The reductions were across all CDO, CLO, MBS and other ABS asset classes.

Risk and balance sheet management (continued)

Country risk: Summary tables
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict. Such events have the potential to affect elements of the Group's credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk-related losses. The table below shows the Group's exposure by country of incorporation of the counterparty. Refer to Appendix 3 for basis of selection, overview and additional data on eurozone periphery countries.

	31 March 2013
	Lending								Debt securities			Balance sheet	Off- balance sheet	CDS notional less fair value
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total Lending	Of which Non-Core		Net					Gross
										Derivatives	Repos				Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	44	44	99	522	18,235	18,393	37,337	9,679	857	1,628	179	40,001	3,135	(172)	16,914	7,086
Spain	-	8	49	54	4,202	347	4,660	2,736	5,551	1,582	-	11,793	1,854	(364)	5,418	2,279
Italy	10	22	145	103	1,425	24	1,729	811	1,328	2,290	-	5,347	2,540	(384)	9,546	88
Portugal	-	-	1	-	257	7	265	152	246	486	-	997	234	(130)	592	695
Greece	-	-	1	1	181	14	197	60	-	372	-	569	34	2	611	-
Cyprus	-	-	-	-	289	14	303	125	-	34	-	337	41	-	48	14

Germany	-	16,037	488	108	3,435	82	20,150	2,476	11,889	9,873	576	42,488	7,367	(1,232)	54,876	11,289
Netherlands	30	2,021	453	1,570	4,160	24	8,258	1,885	8,567	8,814	146	25,785	11,235	(1,460)	23,131	7,649
France	503	-	2,737	131	2,312	75	5,758	1,493	4,913	6,259	348	17,278	9,727	(2,023)	43,349	18,822
Belgium	-	-	183	235	445	21	884	372	1,185	3,194	98	5,361	1,350	(239)	4,751	2,100
Luxembourg	-	23	151	792	1,829	4	2,799	953	120	1,505	155	4,579	2,514	(251)	3,004	6,005
Other	107	1	2	47	746	14	917	91	925	1,617	15	3,474	1,315	(244)	5,660	1,828

Other countries
Japan	-	641	254	167	346	14	1,422	65	3,245	2,276	208	7,151	682	(56)	12,563	19,753
India	-	98	806	49	3,104	88	4,145	178	1,304	81	-	5,530	925	(21)	188	69
China	2	160	998	79	618	35	1,892	37	289	1,024	71	3,276	552	55	1,024	3,696
South Korea	-	18	557	50	436	1	1,062	-	330	321	18	1,731	853	(44)	689	818
Turkey	118	123	74	91	915	12	1,333	236	246	66	-	1,645	410	(69)	89	623
Brazil	-	-	914	-	125	3	1,042	60	490	44	-	1,576	198	219	62	-
Russia	-	48	868	2	304	60	1,282	57	258	27	-	1,567	384	(182)	27	-
Romania	20	153	4	-	333	329	839	837	199	3	-	1,041	82	(21)	3	-
Poland	-	-	2	10	549	6	567	15	423	29	-	1,019	611	(85)	45	-

Risk and balance sheet management (continued)

Country risk: Summary tables (continued)

	31 December 2012
	Lending								Debt securities			Balance sheet	Off- balance sheet	CDS notional less fair value
	Govt	Central Banks	Other Banks	Other FI	Corporate	Personal	Total Lending	Of which Non-Core		Net					Gross
										Derivatives	Repos				Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	98	532	17,921	17,893	36,559	9,506	787	1,692	579	39,617	2,958	(137)	17,066	7,994
Spain	-	6	1	59	4,260	340	4,666	2,759	5,374	1,754	-	11,794	1,624	(375)	5,694	610
Italy	9	21	200	218	1,392	23	1,863	900	1,607	2,297	-	5,767	2,616	(492)	9,597	3
Portugal	-	-	-	-	336	7	343	251	215	514	-	1,072	258	(94)	618	26
Greece	-	7	-	1	179	14	201	68	1	360	-	562	27	(4)	623	-
Cyprus	-	-	-	2	274	15	291	121	4	35	-	330	47	-	54	15

Germany	-	20,018	660	460	3,756	83	24,977	2,817	12,763	9,476	323	47,539	7,294	(1,333)	57,202	8,407
Netherlands	7	1,822	496	1,785	3,720	26	7,856	2,002	8,447	9,089	354	25,746	11,473	(1,470)	23,957	10,057
France	494	9	2,498	124	2,426	71	5,622	1,621	5,823	7,422	450	19,317	9,460	(2,197)	44,920	14,324
Belgium	-	-	186	249	414	22	871	368	1,408	3,140	50	5,469	1,308	(233)	4,961	1,256
Luxembourg	-	13	99	717	1,817	4	2,650	973	251	1,462	145	4,508	2,190	(306)	3,157	5,166
Other	126	-	19	90	856	14	1,105	88	1,242	1,737	11	4,095	1,269	(194)	6,029	2,325

Other countries
Japan	-	832	315	193	319	15	1,674	123	6,438	2,883	199	11,194	622	(70)	13,269	16,350
India	-	100	1,021	48	2,628	106	3,903	170	1,074	64	-	5,041	914	(43)	167	108
China	2	183	829	48	585	29	1,676	33	262	903	94	2,935	739	50	903	3,833
South Korea	-	22	771	71	289	2	1,155	2	307	221	30	1,713	704	(60)	616	449
Turkey	115	163	82	94	928	12	1,394	258	181	93	-	1,668	481	(36)	114	449
Brazil	-	-	950	-	125	3	1,078	60	596	73	-	1,747	189	393	85	-
Russia	-	53	848	14	494	55	1,464	56	409	23	-	1,896	391	(254)	23	-
Romania	20	65	9	2	347	331	774	773	315	3	-	1,092	80	(12)	3	-
Poland	-	164	-	16	536	6	722	26	289	36	-	1,047	802	(84)	54	29

Additional information

Share information

	31 March 2013	31 December 2012

Ordinary share price	275.5p	324.5p

Number of ordinary shares in issue	6,108m	6,071m

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2012 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

The Q1 2013 results have not been audited or reviewed by the auditors.

Financial calendar

2013 interim results	Friday 2 August 2013

2013 third quarter interim management statement	Friday 1 November 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary